    THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON FEBRUARY 19, 1997,
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ---------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ___________)(1)

                                 ErgoBilt, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  29481 R 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Gerard Smith
       ErgoBilt, Inc., 5000 Quorum Drive, Suite 147, Dallas, Texas 75240
                                 (972) 233-8504
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 5, 1997
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

              Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                         (Continued on following pages)

--------------------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                            (Page 1 of 15 pages)

CUSIP NO. 29481 R 10 7                 13D                    PAGE 2 OF 15 PAGES



   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Gerald McMillan

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [x]
                                                                      (b)  [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

               PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America


  NUMBER OF SHARES      7    SOLE VOTING POWER                  1,763,914
    BENEFICIALLY
    OWNED BY EACH       8    SHARED VOTING POWER                        0
  REPORTING PERSON
        WITH            9    SOLE DISPOSITIVE POWER             1,763,914

                       10    SHARED DISPOSITIVE POWER                   0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         [x]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               29.6%

  14    TYPE OF REPORTING PERSON*

               IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                 13D                    PAGE 3 OF 15 PAGES


   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Gerard Smith

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [x]
                                                                     (b)   [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

               AF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                  [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America


  NUMBER OF SHARES      7    SOLE VOTING POWER                  664,869
    BENEFICIALLY
    OWNED BY EACH       8    SHARED VOTING POWER                      0
  REPORTING PERSON
        WITH            9    SOLE DISPOSITIVE POWER             664,869

                       10    SHARED DISPOSITIVE POWER                 0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         [x]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.2%

  14    TYPE OF REPORTING PERSON*

               IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                 13D                    PAGE 4 OF 15 PAGES


   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Mark A. McMillan

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   [x]
                                                                    (b)   [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

               OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America


  NUMBER OF SHARES      7    SOLE VOTING POWER                        0
    BENEFICIALLY
    OWNED BY EACH       8    SHARED VOTING POWER                539,286
  REPORTING PERSON
        WITH            9    SOLE DISPOSITIVE POWER                   0

                       10    SHARED DISPOSITIVE POWER           539,286

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                        [x]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.1%

  14    TYPE OF REPORTING PERSON*

               IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                 13D                    PAGE 5 OF 15 PAGES


   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Carter Creek Investments, Ltd.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [x]
                                                                     (b)   [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

               AF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas


  NUMBER OF SHARES      7    SOLE VOTING POWER                        0
    BENEFICIALLY
    OWNED BY EACH       8    SHARED VOTING POWER                539,286
  REPORTING PERSON
        WITH            9    SOLE DISPOSITIVE POWER                   0

                       10    SHARED DISPOSITIVE POWER           539,286

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                        [x]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.1%

  14    TYPE OF REPORTING PERSON*

               PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                 13D                    PAGE 6 OF 15 PAGES


   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               River Forest Investments, Inc.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [x]
                                                                   (b)   [ ]


   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

               CO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas


  NUMBER OF SHARES      7    SOLE VOTING POWER                        0
    BENEFICIALLY
    OWNED BY EACH       8    SHARED VOTING POWER                539,286
  REPORTING PERSON
        WITH            9    SOLE DISPOSITIVE POWER                   0

                       10    SHARED DISPOSITIVE POWER           539,286

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                      [x]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.1%

  14    TYPE OF REPORTING PERSON*

               PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                 13D                    PAGE 7 OF 15 PAGES


   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Dr. Richard C. Troutman

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [x]
                                                                   (b)   [ ]

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*

               OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America


  NUMBER OF SHARES      7    SOLE VOTING POWER                  539,286
    BENEFICIALLY
    OWNED BY EACH       8    SHARED VOTING POWER                      0
  REPORTING PERSON
        WITH            9    SOLE DISPOSITIVE POWER             539,286

                       10    SHARED DISPOSITIVE POWER                 0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                        [x]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.1%

  14    TYPE OF REPORTING PERSON*

               IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                 13D                    PAGE 8 OF 15 PAGES


   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Drew Congleton

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [x]
                                                                   (b)   [ ]


   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

               OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America


  NUMBER OF SHARES      7    SOLE VOTING POWER                  371,429
    BENEFICIALLY
    OWNED BY EACH       8    SHARED VOTING POWER                      0
  REPORTING PERSON
        WITH            9    SOLE DISPOSITIVE POWER             371,429

                       10    SHARED DISPOSITIVE POWER                 0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                      [x]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.2%

  14    TYPE OF REPORTING PERSON*

               IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                 13D                    PAGE 9 OF 15 PAGES


   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               William H. Griffin, Trustee of the Morgan Trust

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [x]
                                                                    (b)   [ ]


   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

               AI

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America


  NUMBER OF SHARES      7    SOLE VOTING POWER                  290,880
    BENEFICIALLY
    OWNED BY EACH       8    SHARED VOTING POWER                      0
  REPORTING PERSON
        WITH            9    SOLE DISPOSITIVE POWER             290,880

                       10    SHARED DISPOSITIVE POWER                 0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                        [x]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.9%

  14    TYPE OF REPORTING PERSON*

               OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This statement relates to the common stock, $.01 par value per share, of ErgoBilt, Inc. ("ErgoBilt"). The address of ErgoBilt's principal executive offices is 5000 Quorum Drive, Suite 147, Dallas, Texas 75240.

Item 2.  Identity and Background.

         Set forth below is information required by this Item with respect to each person filing this statement.

                                                                                    Item 2(d) or 2(e)
                                        Principal Occupation or Business         Convictions, Judgments,
        Name and Address                           and Address                      Decrees, or Orders      Citizenship
        ----------------                           -----------                      ------------------      -----------
 Gerald McMillan                  Chairman of the Board - ErgoBilt, Inc.                   None                  US
 5000 Quorum Drive                5000 Quorum Drive
 Suite 147                        Suite 147
 Dallas, Texas 75240              Dallas, Texas 75240

 Gerard Smith                     Chief Executive Officer - ErgoBilt, Inc.                 None                  US
 5000 Quorum Drive                5000 Quorum Drive
 Suite 147                        Suite 147
 Dallas, Texas 75240              Dallas, Texas 75240

 Mark A. McMillan                 Consultant - ErgoBilt, Inc.                              None                  US
 One BodyBilt Place               5000 Quorum Drive
 600 S. Highway 6                 Suite 147
 Navasota, Texas 77868            Dallas, Texas 75240

 Carter Creek Investments, Ltd.   Manage investment assets                                 None                Texas
 4455 Carter Creek Parkway        4455 Carter Creek Parkway
 Bryan, Texas 77802               Bryan, Texas 77802

 River Forest Investments, Inc.   Manage investment assets                                 None                Texas
 4455 Carter Creek Parkway        4455 Carter Creek Parkway
 Bryan, Texas 77802               Bryan, Texas 77802

 Dr. Richard C. Troutman          Personal Investments                                     None                  US
 860 United Nations Plaza, 30A    860 United Nations Plaza, 30A
 New York, New York 10017         New York, New York 10017

 Drew Congleton                   Vice President - BodyBilt Seating, Inc.                  None                  US
 One BodyBilt Place               One BodyBilt Place
 600 S. Highway 6                 600 S. Highway 6
 Navasota, Texas 77868            Navasota, Texas 77868

 William H. Griffin, Trustee      Tax Director - King Burns & Company PC                   None                  US
 of the Morgan Trust              Pacific Center II
 Pacific Center II                14160 Dallas Parkway
 14160 Dallas Parkway             9th Floor
 9th Floor                        Dallas, Texas 75240
 Dallas, Texas 75240





                             (Page 10 of 15 Pages)

Item 3.  Source and Amount of Funds or Other Consideration.

         The information set forth under "The Reorganization," "Use of Proceeds," and "Certain Transactions" in Part I of ErgoBilt's registration statement on Form S-1, as amended, Securities and Exchange Commission File No. 333-14025 (the "Registration Statement"), is incorporated here by reference. The transactions described under "The Reorganization" and "Use of Proceeds" were consummated as of February 5, 1997.

Item 4.  Purpose of Transaction.

         The information set forth in the Registration Statement under "The Reorganization" is incorporated here by reference.

Item 5.  Interest in Securities of the Issuer.

         (a) The information set forth in items 1, 11, and 13 of the second part of the cover page of this statement is incorporated here by reference. The information set forth in the Registration Statement under "Principal Shareholders--Voting Agreement" is incorporated here by reference. All of the shares to which this statement relates are subject to the Voting Agreement described there.

         (b) The information set forth in items 1 and 7-10 of the second part of the cover page of this statement is incorporated here by reference.

         (c) Effective as of February 4, 1997, Mark A. McMillan assigned all of his interests in ErgoBilt common and preferred stock to Carter Creek Investments, Ltd., a family limited partnership ("Carter Creek"), in exchange for his limited partner interest. River Forest Investments, Inc., of which Mark A. McMillan is President and sole shareholder, is the corporate general partner of Carter Creek. Effective February 5, 1997, shares of ErgoBilt's Series A Preferred Stock distributed to the BodyBilt Shareholders (Mark A. McMillan, Dr. Richard Troutman, and Drew Congleton) in connection with the Merger (described in the Registration Statement under "The Reorganization") were converted into 705,085 shares of common stock based on the initial public offering price of $7.00 per share. Also effective February 5, 1997, and pursuant to the letter agreement between ErgoBilt and Mark A. McMillan described in the Registration Statement under "Certain Transactions," Carter Creek and Dr. Richard Troutman each reassigned 17,857 shares of common stock to ErgoBilt at a price of $6.30 per share. ErgoBilt reissued these shares to a bridge lender upon the lender's conversion of one-half of ErgoBilt's bridge loan ($250,000) into 35,714 shares of common stock. Gerald McMillan sold 34,000 shares to this lender for $34,000 in September 1996 in connection with the bridge loan transaction.

         (d)  Inapplicable

         (e)  Inapplicable





                             (Page 11 of 15 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth in the Registration Statement under "The Reorganization," "Management--Employment and Consulting Agreements-- Gerard Smith," "Certain Transactions," footnotes (3), (4), and (5) to the table in "Principal Shareholders," and "Principal Shareholders--Voting Agreement" is incorporated here by reference.

Item 7.  Material to Be Filed as Exhibits.

         Except where noted otherwise, the following exhibits to this statement are incorporated here by reference to the exhibits to the Registration Statement listed below:

Exhibit
Number                      Exhibit

  2 Agreement and Plan of Merger by and among ErgoBilt, Inc., EB Subsidiary, Inc., BodyBilt Seating, Inc., Mark A. McMillan, Dr. Richard Troutman and Drew Congleton dated August 19, 1996 (without schedules or exhibits)

  9 Voting Agreement among ErgoBilt, Inc. and the Shareholders named therein dated December 1, 1996

10(j) Executive Employment Agreement between Drew Congleton and a corporation to be known as BodyBilt Seating, Inc., dated December 19, 1996

10(k) Consulting Agreement between Mark A. McMillan and ErgoBilt, Inc. dated October 15, 1996

10(m) First Amended and Restated Executive Employment Agreement between ErgoBilt, Inc. and Gerard Smith dated as of October 15, 1996

10(w) Letter Agreement between ErgoBilt, Inc. and Mark A. McMillan dated October 2, 1996 (filed with this statement)

99 Agreement of Reporting Persons Required by Rule 13d-1(f)(1) (Incorporated by reference to the information set forth in this statement under "Signatures")





                             (Page 12 of 15 Pages)

                                   SIGNATURES

       After reasonable inquiry and to the best of their individual knowledge and belief, each of the signatories below certifies that the information set forth in this statement is true, complete, and correct.

       The persons whose signatures appear below agree that this statement on
Schedule 13D is filed on behalf of each of them.

       Executed as of February 14, 1997.





   /s/ GERALD MCMILLAN                                   /s/ WILLIAM H. GRIFFIN
------------------------------------------------      -------------------------------------------------
                  Gerald McMillan                      William H. Griffin, as Trustee of the Morgan
                                                       Trust

  /s/ GERARD SMITH                                       /s/ MARK A. MCMILLAN
------------------------------------------------      -------------------------------------------------
 Gerard Smith, Individually and as Trustee                      Mark A. McMillan, Individually


 CARTER CREEK INVESTMENTS, LTD.

 By:     RIVER FOREST INVESTMENTS, INC., its           RIVER FOREST INVESTMENTS, INC.
         Managing Partner


     /s/ MARK A. MCMILLAN                                  /s/ MARK A. MCMILLAN
------------------------------------------------      -------------------------------------------------
         By:    Mark A. McMillan, President            By:    Mark A. McMillan, President


     /s/ DR. RICHARD TROUTMAN                              /s/ DREW CONGLETON
------------------------------------------------      -------------------------------------------------
                Dr. Richard Troutman                                    Drew Congleton





                             (Page 13 of 15 Pages)

                            EXHIBIT TO SCHEDULE 13D

                                LIST OF EXHIBITS


Exhibit
Number                      Exhibit
------                      -------
  2           Agreement and Plan of Merger by and among ErgoBilt, Inc., EB
              Subsidiary, Inc., BodyBilt Seating, Inc., Mark A. McMillan, Dr.
              Richard Troutman and Drew Congleton dated August 19, 1996
              (without schedules or exhibits)

  9 Voting Agreement among ErgoBilt, Inc. and the Shareholders named therein dated December 1, 1996

10(j) Executive Employment Agreement between Drew Congleton and a corporation to be known as BodyBilt Seating, Inc., dated December
              19, 1996

10(k)         Consulting Agreement between Mark A. McMillan and ErgoBilt, Inc.
              dated October 15, 1996

10(m)         First Amended and Restated Executive Employment Agreement between
              ErgoBilt, Inc.  and Gerard Smith dated as of October 15, 1996

10(w) Letter Agreement between ErgoBilt, Inc. and Mark A. McMillan dated October 2, 1996 (filed with this statement)

99            Agreement of Reporting Persons Required by Rule 13d-1(f)(1)
              (Incorporated by reference to the information set forth in this statement under "Signatures")


                            (Page 14 of 15 Pages)